FS Credit Income Fund N-CSR

Exhibit (a)(6)

FS CREDIT INCOME ADVISOR, LLC
PROXY VOTING POLICIES AND PROCEDURES

FS Credit Income Fund (the “Fund”), has delegated its proxy voting responsibility to its investment adviser, FS Credit Income Advisor, LLC (the “Firm”). The Proxy Voting Policies and Procedures of the Firm are set forth below. (The guidelines are reviewed periodically by the Firm and the Fund’s non-interested trustees, and, accordingly, are subject to change.)

Introduction

As an investment adviser registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), the Firm has a fiduciary duty to act solely in the best interests of its clients. As part of this duty, the Firm recognizes that it must vote client securities in a timely manner free of conflicts of interest and in the best interests of its clients.

These policies and procedures for voting proxies for the investment advisory clients of the Firm are intended to comply with Section 206 of, and Rule 206(4)-6 under, the Advisers Act.

Proxy Policies

The Firm has retained ISS Governance Services (“ISS”) to assist in the proxy voting process. The Investment Team manages the Firm’s relationship with ISS and ensures that ISS votes all proxies according to the Fund’s specific instructions and Firm’s general guidance, and retains all required documentation associated with proxy voting. The Firm requires ISS to notify them if ISS experiences a material conflict of interest in the voting of the Fund’s proxies.

The Firm has adopted the following proxy voting procedures designed to ensure that proxies are properly identified and voted, and that any conflicts of interest are addressed appropriately:

•The Firm is made aware of specific opportunities to vote proxies by ISS.

•The authority to make proxy voting decisions of the Firm is held by the Investment Committee, who is responsible for monitoring each of the Fund’s investments. The Investment Committee may delegate its authority to vote proxies to one or more members of the Investment Team, including the Lead Portfolio Manager.

•Absent specific instructions to the contrary, the Investment Committee votes the Fund’s proxies according to recommendations made by ISS. Any investment professional who suggests deviating from these recommendations must provide the CCO with a written explanation of the reason for the deviation, as well as a representation that the employee and Firm are not conflicted in making the chosen voting decision.

•The Firm’s Investment Committee has the ability to override any determinations made by the Investment Team or Lead Portfolio Manager with respect to voting the Fund’s proxies, to the extent such authority has been delegated to such parties. The Chief Compliance Officer will maintain a memorandum detailing the rationale for any instance in which a decision on how to vote a proxy was overridden.

•The Firm will not neglect its proxy voting responsibilities but may abstain from voting if it deems that abstaining is in the Fund’s best interest. For example, the Firm may be unable to vote securities that have been lent by the custodian. Also, proxy voting in certain countries involves “share blocking,” which limits the Firm’s ability to sell the affected security during a blocking period that can last for several weeks. The potential consequences of being unable to sell a security may outweigh the benefits of participating in a proxy vote, so the Firm generally abstains from voting when share blocking is required.

•ISS will retain the following information in connection with each proxy vote:

○The Issuer’s name;

○The security’s ticker symbol or CUSIP, as applicable;

○The shareholder meeting date;

○The number of shares that Firm voted;

○A brief identification of the matter voted on;

○Whether the matter was proposed by the Issuer or a security-holder;

○Whether the Firm cast a vote;

○How the Firm cast its vote (for the proposal, against the proposal, or abstain); and

○Whether the Firm cast its vote with or against management.

•While not currently applicable, if the Firm votes the same proxy in two directions, the Chief Compliance Officer will maintain documentation describing the reasons for each vote (e.g., the Firm believes that voting with management is in one fund’s best interests, but another fund gave specific instructions to vote against management).

•Any attempt to influence the proxy voting process by issuers or others not identified in these policies and procedures should be promptly reported to the Chief Compliance Officer.

•The Investment Committee reviews the Fund’s proxy votes to ensure all votes cast by the Fund are in compliance with the best interests of the Fund’s shareholders.

Proxy Voting Records

Information regarding how the Firm voted proxies with respect to the Fund’s portfolio securities during the most recent 12-month period ending June 30 will be available without charge by making a written request to the Advisor’s Chief Compliance Officer, FS Credit Income Fund, 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112 or by calling the Advisor collect at (215) 495-1150, or on the SEC’s website at http://www.sec.gov.

Fixed Income Securities

In addition to covering the voting of equity securities, this policy also applies generally to voting and/or consent rights of fixed income securities, including but not limited to, plans of reorganization, waivers and consents under applicable indentures. However, the policy does not apply to consent rights that primarily entail decisions to buy or sell investments, such as tender or exchange offers, conversions, put options, redemption and Dutch auctions. This proxy policy is designed and implemented in a manner reasonably expected to ensure that voting and consent rights are exercised in the best interests of the Fund’s shareholders.

For the voting of fixed income securities, the Firm believes the potential for material conflicts of interest to arise between the interests of the Fund and the interests of the Firm is limited. However, there may be a potential for a conflict of interest which the Firm or its related persons or entities may be a named party to or participating in a bankruptcy work-out or other similar committee with respect to the issuer. In such instances, the Investment Team must notify the CCO or Deputy CCO prior to casting any decision on behalf of clients.

In addition, neither the Firm nor ISS will be able to vote for any securities on loan by an account. In the event that the Firm is aware of a material vote on behalf of the Fund, and the Firm has the ability to call back loans and is aware of the securities on loan by the custodian, the Firm may call back the loan and vote the proxy if time permits.